June 2, 2025

David Zinsner
Chief Financial Officer
Intel Corporation
2200 Mission College Boulevard
Santa Clara, California 95054

       Re: Intel Corporation
           Form 10-K for the Fiscal Year Ended December 28, 2024
           Filed January 31, 2025
           File No. 000-06217
Dear David Zinsner:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 28, 2024
Management's Discussion & Analysis
Critical Accounting Estimates, page 30

1. We note the Critical Accounting Estimates section of your document refers readers to certain financial statement footnotes. Please note, the critical accounting estimates section of MD&A is intended to highlight those financial statement items that require significant management estimates and judgement. Your disclosure should provide comprehensive and meaningful disclosure which considers the following:

             the method(s) used to determine critical accounting estimates; the accuracy of past estimates or assumptions;
             the extent to which the estimates or assumptions have changed; the drivers that affect variability; and which estimates or assumptions are reasonably likely to change in the future.
 June 2, 2025
Page 2


       Refer to the guidance in SEC Release No. 33-10890 and Item 303(b)(3) of Regulation
       S-K. Please note that Instruction 3 to Item 303(b) states that critical accounting estimates should supplement but not duplicate the description of accounting policies or other disclosures in the notes to the financial statements. Include expanded disclosures in future filings and provide us with your proposed disclosure enhancements as part of your response.
2.     We note you have sustained goodwill impairment charges in fiscal year
2024. In
       addition, we note that your auditor has included Goodwill Impairment Assessment as a critical audit matter in their audit opinion. We further note significant continuing impairment indicators such as the carrying value of your net assets substantially exceeding your market capitalization at December 28, 2024. Please expand your critical accounting estimates disclosure to include a discussion of your estimates and assumptions pertaining to goodwill, beyond your disclosures included in
Note 11 on
       page 83. Your disclosures should identify the number of reporting units where goodwill is allocated and tested for impairment. Additionally, indicate whether the fair value substantially exceeds book value for all reporting units at the date of your most recent test. If the fair value of any reporting unit does not substantially exceed book value, identify the reporting unit and provide the following:

             the percentage by which fair value exceeded carrying value at the date of the most recent test;
             the amount of goodwill allocated to the reporting unit;
             a detailed description of the methods and key assumptions used and how the key assumptions were determined;
             a discussion of the degree of uncertainty associated with the assumptions; and
             a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

       Please include expanded disclosures in future filings and provide us with your proposed disclosure enhancements as part of your response.
Notes to Consolidated Financial Statements
Note 3 - Operating Segments, page 68

3. We note your disclosure in the penultimate paragraph on page 69 which states "our
       CODMs do not regularly review or receive discrete asset information by operating segment". Given your significant investments in Intel Foundry in recent years, please clarify to us what you mean by "discrete asset information" and confirm your CODMs do not receive total asset information by segment. If your CODMs do not receive and review total asset information by segment, disclose the reason therefore, refer to ASC
       280-10-50-26.
 June 2, 2025
Page 3

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Andi Carpenter at 202-551-3645 or Kevin Stertzel at 202-551-3723
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing